SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) April 15, 2002

GenCorp Inc.
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(Exact Name of Registrant as Specified in Charter)

Ohio	1-1520	34-0244000
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	IRS Employer Identification No.)

Highway 50 and Aerojet Road, Rancho Cordova, California	95670
(Address of Principal Executive Offices)	(Zip Code)

P.O. Box 537012, Sacramento, California	95853-7012
(Mailing Address)	(Zip Code)

Registrant's telephone number, including area code (916) 355-4000

Item 5. Other Events

Attached hereto as Exhibit 99.1 and incorporated herein by this reference is the text of the registrant's press release which was issued on April 15, 2002.

Exhibit 99.1 is a GenCorp Inc. press release dated April 15, 2002, which stated that GenCorp announced United States District Court approval of the Modifications to the Partial Consent Decree that include removal of approximately 2600 acres of clean land from the Superfund site designation at the Rancho Cordova facility of wholly-owned subsidiary Aerojet-General Corporation.

Attached hereto as Exhibit 99.2 and incorporated herein by this reference is the text of the registrant's press release which was issued on April 17, 2002.

Exhibit 99.2 is a GenCorp Inc. press release dated April 17, 2002 in which GenCorp announced that its recent private placement of 5.75% Convertible Subordinated Notes due 2007 has been increased by $25 million to a total of $150 million principal amount of Notes. The initial purchasers exercised their option to purchase the additional $25 million of Notes and the offering has been completed. The notes are general unsecured subordinated obligations of GenCorp and are convertible into common stock of GenCorp at the option of the holder.

Item 7. Exhibits

Table Item No.	Exhibit Description	Exhibit Number
99	GenCorp Inc.'s press release dated April 15, 2002, in which GenCorp announced United States District Court approval of the Modifications to the Partial Consent Decree.	99.1
99	GenCorp Inc.'s press release dated April 17, 2002, in which GenCorp announced today that its recent private placement of 5.75% Convertible Subordinated Notes due 2007 has been increased by $25 million to a total of $150 million principal amount of Notes.	99.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENCORP INC.

By: /s/ William R. Phillips
Name: William R. Phillips
Title: Senior Vice President, Law,
General Counsel and Secretary

Dated: April 17, 2002